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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Gene Medix plc

*CURRENT ADDRESS: Rosalind Franklin House
Fordham Road, New Market
CB8 7XN England

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34784 FISCAL YEAR 11-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: [signature]

DAT : 4-21-04

GeneMedix plc

82-34784

ARLS
11-30-01

Annual Report and Accounts

GMX
GeneMedix



For the year ended 30 November 2001 together with Directors' and Auditors' reports

Directors	
Dr Kim S Tan	(Chairman and Non-Executive Director)
Mr Paul Edwards	(Chief Executive Officer)
Mr Julian Attfield	(Chief Financial Officer)
Dr Hong-Hoi Ting	(Director Asia)
Mr Gordon Mylchreest	(Non-Executive Director)
Mr Fong Kwok Jen	(Non-Executive Director)
Secretary and registered office	Julian Attfield 42 - 46 High Street Esher Surrey KT10 9QY
Registered number	03467317
Sponsor Singapore	Overseas Union Bank 1 Raffles Place OUB Centre Singapore 048616
Sponsor and corporate adviser	Nomura International plc Nomura House 1 St Martin's-le-Grand London EC1A 4NP
Auditors	Arthur Andersen Abbots House Abbey Street Reading Berkshire RG1 3BD
Solicitors	CMS Cameron McKenna Mitre House 160 Aldersgate Street London EC1A 4DD

To the Shareholders of GeneMedix Plc
We have audited the financial statements of GeneMedix Plc for the year ended 30 November 2001 which comprise the Profit and Loss account, Balance sheets, Cash flow statement, Statement of total recognised gains and losses and the related notes numbered 1 to 25. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of directors' responsibilities. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the Corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' report, Chairman's statement, Operating and financial review and the Corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and of the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group at 30 November 2001 and of the group's loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Arthur Andersen
Chartered Accountants and Registered Auditors

Abbots House
Abbey Street
Reading
Berkshire
RG1 3BD

16th April 2002

Consolidated profit & loss account For the year ended 30 November 2001

	Notes	2001	2000
	£	£	£
Turnover		-	-
Cost of sales		-	-
Gross profit		-	-
Administrative expenses		(2,555,191)	(588,042)
National Insurance Contributions payable on unapproved share options	15	167,188	(345,234)
Operating loss, being total administrative expenses			
Existing operations		(1,875,293)	(933,276)
Acquisitions	11	(512,710)	-
Loss before interest and taxation		(2,388,003)	(933,276)
Interest receivable	3	798,823	87,648
Interest payable	3	(15,432)	-
Loss on ordinary activities before taxation	4	(1,604,612)	(845,628)
Tax on loss on ordinary activities	5	-	-
Loss on ordinary activities after taxation, being retained loss for the year		(1,604,612)	(845,628)
Minority interests	24	122,631	-
Loss for the year	17	(1,481,981)	(845,628)
Loss per share – basic and diluted	7	(0.5p)	(0.3p)

Consolidated statement of total recognised gains and losses
For the year ended 30 November 2001

	2001	2000
	£	£
Retained loss for the financial year	(1,481,981)	(845,628)
Gain on foreign currency translation	117,063	-
Total gains and losses recognised since last annual report and financial statements	(1,364,918)	(845,628)

All of the results relate to continuing operations. A statement of movements on reserves is given in note 17.

The accompanying notes are an integral part of this consolidated profit and loss account and statement of total recognised gains and losses.

	Notes	2001 £	2000 £
Fixed assets			
Intangible fixed assets	8	1,095,471	311,893
Goodwill	9	4,404,384	-
Tangible fixed assets	10	3,797,682	83,418
		9,297,537	395,311
Current assets			
Stock	12	72,507	-
Debtors	13	398,875	482,894
Cash at bank and in hand		12,846,638	22,201,546
		13,318,020	22,684,440
Creditors: amounts falling due within one year	14	(872,253)	(487,393)
Net current assets		12,445,767	22,197,047
Total assets less current liabilities		21,743,304	22,592,358
Provisions for liabilities and charges	15	(156,074)	(345,234)
Net assets		21,587,230	22,247,124
Share capital and reserves			
Called-up share capital	16	2,897,045	2,896,603
Share premium account	17	20,211,001	20,209,567
Profit and loss account	17	(2,223,964)	(859,046)
Shareholders' funds	18	20,884,082	22,247,124
Minority interests	24	703,148	-
Total capital employed		21,587,230	22,247,124

The accompanying notes are an integral part of this balance sheet.

	Notes	2001 £	2000 £
Fixed assets			
Intangible fixed assets	8	1,095,471	311,893
Tangible fixed assets	10	1,063,252	83,418
Investment	11	7,054,675	-
		9,213,398	395,311
Current assets			
Debtors	13	365,393	482,894
Cash at bank and in hand		12,698,650	22,201,546
		13,064,043	22,684,440
Creditors: amounts falling due within one year	14	(670,160)	(487,393)
Net current assets		12,393,883	22,197,047
Total assets less current liabilities		21,607,281	22,592,358
Provisions for liabilities and charges	15	(156,074)	(345,234)
Net assets		21,451,207	22,247,124
Share capital and reserves			
Called-up share capital	16	2,897,045	2,896,603
Share premium account	17	20,211,001	20,209,567
Profit and loss account	17	(1,656,839)	(859,046)
Equity shareholders' funds		21,451,207	22,247,124

On behalf of the Board

Director
16th April 2002

The accompanying notes are an integral part of this balance sheet.

Consolidated cash flow statement For the year ended 30th November 2001

	Notes	2001 £	2000 £
Net cash outflow from operating activities	19	(2,446,433)	(1,006,492)
Returns on investments and servicing of finance	20	774,331	83,526
Capital expenditure	20	(1,597,029)	(340,413)
Acquisitions and disposals	20	(6,088,597)	-
Cash outflow before management of liquid resources and financing		(9,357,728)	(1,263,379)
Management of liquid resources	20	(9,276,997)	(3,350,000)
Financing	20	1,876	22,972,837
(Decrease)/Increase in cash in the year	21	(18,632,849)	18,359,458

The accompanying notes are an integral part of this cash flow statement.

1 Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, is set out below.

a) Basis of preparation
The directors have prepared cash flow projections for the company through to 30 November 2003. On the basis of these projections, the directors consider that the company has sufficient funds to continue its operations for the foreseeable future and have prepared these financial statements on the going concern basis. In reviewing these cash flow projections, the directors have considered that the company will complete the necessary clinical studies and other product development work and that suitable manufacturing facilities will be available. However the directors are mindful that there are a number of technical and regulatory hurdles to overcome to generate significant revenues. Unforeseen events may occur, which may delay our entry into certain markets, and cause a major review of our investment strategy. There is always a risk that the company may need to raise additional finance, if available, the terms of which would depend on the steps required to overcome these hurdles, the anticipated revenue streams, and the results of future research and development activities.

b) Basis of accounting
The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

c) Basis of consolidation
The group accounts consolidate the accounts of GeneMedix plc and its subsidiary undertakings drawn up to 30 November each year. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Acquisitions are accounted for under the acquisition method.

d) Intangible fixed assets – research and development
Research expenditure is written off as incurred. Development expenditure is also written off, except where the Directors are satisfied as to the technical, commercial and financial viability of individual projects. In such cases, the identifiable expenditure is deferred and amortised in equal annual instalments over a period of 10 years starting from the date that the Company is expected to benefit following completion of the products. Provision is made for any impairment.

Patent costs comprising legal fees and other direct costs incurred in obtaining patents are written off in the year of expenditure.

e) Intangible fixed assets – goodwill
Goodwill arising on the acquisition of subsidiary undertaking and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life, which is 15 years. Provision is made for any impairment.

f) Tangible fixed assets
Tangible fixed assets are shown at cost less accumulated depreciation and any provision for impairment. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its expected useful life at the following annual rates:

Fittings and fixtures	10% per annum
Land and buildings	8% per annum
Plant and machinery	20% per annum
Office equipment	10% per annum
Assets in the course of construction	No depreciation until the asset completed.

g) Investments
Except as stated below, fixed asset investments are shown at cost less provision for impairment. Current asset investments are stated at the lower of cost and net realisable value.

In the company balance sheet, for investments in subsidiaries acquired for consideration including the issue of shares qualifying for merger relief, cost is measured by reference to the nominal value only of the shares issued. Any premium is ignored.

h) Stocks
Stocks are stated at the lower of cost and net realisable value. Cost include materials, direct labour and an attributable proportion of manufacturing overheads based on normal levels of activity. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow moving or defective items where appropriate.

i) Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided using the liability method on all timing differences only to the extent that they are expected to reverse in the future without being replaced, except that the deferred tax effects of timing differences arising from pensions and other post-retirement benefits are always recognised in full.

j) Pensions
A stakeholder pension has been made available to employees, but the individuals are entitled to elect for the Company to make contributions into individual private pension schemes. The amount charged to the profit and loss account in respect of pension costs is the contributions payable during the year.

k) Leases
Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

l) Foreign currency
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the forward contract rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

The results of overseas operations and their balance sheets are translated at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and on foreign currency borrowings, to the extent that they hedge the group's investment in such operations, are reported in the statement of total recognised gains and losses. All other exchange differences are included in the profit and loss account.

m) Derivative financial instruments
The Company's financial instruments comprise cash, liquid resources, trade debtors and trade creditors, that arise directly from its operations. The main purpose of these financial instruments is to raise finance for the Company's operations.

The Company does not enter into derivative transactions for speculative purposes. It has been, throughout the year under review, the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk, and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised in note 20. These policies have remained unchanged during the year.

2 Segment information

	UK & Ireland		China		Group	
	2001	2000	2001	2000	2001	2000
	£	£	£	£	£	£
Segment operating loss	(1,875,293)	(859,046)	(512,710)	-	(2,388,003)	(859,046)
Segment net assets	18,774,640	22,197,047	2,109,442	-	20,884,082	22,197,047
Group minority interests	-	-	703,148	-	703,148	-
	18,774,640	22,197,047	2,812,590	-	21,587,230	22,197,047

3 Interest

	2001	2000
	£	£
Bank interest receivable	798,823	87,648
Bank interest payable	(15,432)	-

4 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging:

	2001	2000
	£	£
Auditors' remuneration		
- audit services	11,050	5,000
- non-audit services	4,600	1,500
Depreciation of tangible fixed assets		
- owned	208,364	12,445
Goodwill amortisation	290,017	-
Property rentals under operating leases	28,791	4,446

5 Tax on loss on ordinary activities

Tax losses available to be carried forward at 30 November 2001 are estimated at approximately £3,200,000 (2000: £1,100,000), subject to the agreement of the Inland Revenue. As a result of these tax losses, the Company has a potential deferred tax asset which has not been recognised.

6 Staff costs

Particulars of employees (including Executive Directors) are shown below:

A table of director's emoluments is disclosed in the remuneration report on page 13.

The average monthly number of employees (including Executive Directors) was:

	2001	2000
	Number	Number
Production	44	-
Administration and sales	16	7
	60	7

Their aggregate remuneration comprised:

	2001	2000
	£	£
Wages and salaries	815,443	174,652
Social security costs	79,341	18,624
Pension	32,660	-
	927,444	193,276

7 Loss per share

The calculations of loss per share are based on the following losses and numbers of shares.

	Basic and diluted 2001 £	2000 £
Loss for the financial year	1,481,981	845,628

Weighted average number of shares:

	2001 Number of shares	2000 Number of shares
For basic loss per share	289,693,591	261,647,898
Exercise of share options	5,725,496	3,513,590
For diluted loss per share	295,419,087	265,161,488

Since the Company reported a net loss, diluted loss per share is equal to basic loss per share.

8 Intangible fixed assets

	Know-how £	Group and Company Development costs £	Total £
Cost			
Beginning of year	33,333	278,560	311,893
Additions	-	783,578	783,578
End of year	33,333	1,062,138	1,095,471
Amortisation			
Beginning of year	-	-	-
Charge for the year	-	-	-
End of year		-	-
Net book value			
End of year	33,333	1,062,138	1,095,471
Beginning of year	33,333	278,560	311,893

9 Goodwill

	Group
	£
Cost	
Beginning of year	-
Additions	4,694,401
End of year	4,694,401
Amortisation	
Beginning of year	-
Charge for the year	290,017
End of year	290,017
Net book value	
End of year	4,404,384
Beginning of year	-

10 Tangible fixed assets

Group	Short term leasehold land and buildings £	Office equipment £	Fixtures and fittings £	Plant and machinery £	Assets in course of construction £	Total £
Cost						
Beginning of year	-	54,263	13,014	28,586	-	95,863
Purchase of subsidiary	2,097,480	8,199	-	513,611	-	2,619,291
Currency translation difference	107,184	494	-	29,489	-	137,166
Additions						
Head Office	-	20,235	267	-	-	20,502
Ireland	-	5,154	-	-	970,378	975,532
China	39,033	29,419	-	101,685	-	170,137
Additions	39,033	54,808	267	101,685	970,378	1,166,171
Total additions	2,243,697	63,501	267	644,785	970,378	3,922,628
End of year	2,243,697	117,764	13,281	673,371	970,378	4,018,491
Depreciation						
Beginning of year	-	5,426	1,301	5,718	-	12,445
Currency translation difference	3,155	86	-	4,015	-	7,256
Charge for the year						
Head Office	-	9,203	1,327	5,670	-	16,200
China	102,641	7,262	-	75,005	-	184,908
Ireland	-	-	-	-	-	-
Total charge	105,796	16,551	1,327	84,690	-	208,364
End of year	105,796	21,977	2,628	90,408	-	220,809
Net book value						
End of year	2,137,902	95,786	10,653	582,963	970,378	3,797,682
Beginning of year	-	48,837	11,713	22,868	-	83,418

10 Fixed assets (continued)

Company only	Office equipment £	Fixtures and fittings £	Plant and machinery £	Assets in course of construction £	Total £
Cost					
Beginning of year	54,263	13,014	28,586	-	95,863
Additions	-	-	-	-	-
Head Office	20,235	267	-	-	20,502
Ireland	5,154	-	-	970,378	975,532
Total additions	25,389	267	-	970,378	996,034
End of year	79,652	13,281	28,586	970,378	1,091,897
Depreciation					
Beginning of year	5,426	1,301	5,718	-	12,445
Charge for the year					
Head Office	9,203	1,327	5,670	-	16,200
Ireland	-	-	-	-	-
Total charge	9,203	1,327	5,670	-	16,200
End of year	14,629	2,628	11,388	-	28,645
Net book value					
End of year	65,023	10,653	17,198	970,378	1,063,252
Beginning of year	48,837	11,713	22,868	-	83,418

11 Fixed asset investments

	2001 £	2000 £
Company		
Subsidiary undertakings		
Purchase of shares	5,600,787	-
Capital contribution	1,453,888	-
	7,054,675	-

Principal group investments

The parent company has investments in the following subsidiary undertaking which principally affected the profits or net assets of the group. This subsidiary undertaking has been included in the consolidation.

Subsidiary undertaking	Country of incorporation or principal business address	Principal activity	% Holding
Shanghai GeneMedix Biotechnology Co Ltd (SGB)	People's Republic of China	Therapeutic protein manufacture	75%

During the year no significant transactions took place between SGB and the group.

Acquisition of subsidiary undertaking

On 20 December 2000 the company acquired 75% of the issued share capital SGB for consideration for cash consideration of £5,600,787 and the payment of a capital contribution of £1,453,888.

11 Fixed asset investments (continued)

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the group:

	Book and fair value to Group
	£
Fixed assets (net)	
Tangible	2,619,291
Current assets	
Stocks	5,575
Debtors	22,489
Cash	19,030
Total assets	2,666,385
Creditors	
Bank loans	807,754
Trade creditors	24,538
Other creditors	401,843
Accruals	223,737
Total liabilities	1,457,872
Net assets	1,208,513
Minority interest	(302,128)
Goodwill	4,694,401
	5,600,787
Satisfied by	
Cash consideration	5,600,787

Net cash outflows in respect of the acquisition comprised:

	£
Cash consideration	5,600,787
Cash at bank and in hand acquired	(19,030)
Bank loan acquired	807,753
	6,389,510

£300,000 of the cash consideration was paid in the prior year

11 Fixed asset investments (continued)

Shanghai GeneMedix Biotechnology Co Ltd made a loss after taxation and minority interest of £182,214 in the year ended 31 December 2000 (loss for the year ended 31 December 1999 - £231,139), of which £182,214 arose in the period from 1 January 2000 to 20 December 2000. The summarised profit and loss account and statement of total recognised gains and losses for the period from 1 January 2000 to 20 December 2000, shown on the basis of the accounting policies of the accounting policies of Shanghai GeneMedix Biotechnology Co Ltd prior to the acquisition, are as follows:

Profit and loss account

	£
Turnover	-
Cost of sales	-
Gross profit	-
Other operating income	45,937
Operating expenses (net)	(176,076)
Operating loss	(130,139)
Finance income	7,285
Finance charges (net)	(59,360)
Loss on ordinary activities before taxation	(182,214)
Tax on profit on ordinary activities	-
Loss on ordinary activities after taxation	(182,214)
Minority interest	-
Loss for the financial period	(182,214)

Statement of total recognised gains and losses

Loss for the financial period	(182,214)
Gain on foreign currency translation	50,011
Total recognised losses relating to the period	(132,203)

12 Stock

	Group		Company	
	2001	2000	2001	2000
	£	£	£	£
Raw materials and consumables	33,246	-	-	-
Work-in-progress	25,846	-	-	-
Finished goods and goods for resale	13,415	-	-	-
	72,507	-	-	-

There is no material difference between the balance sheet value of stocks and their replacement cost.

13 Debtors

	Group		Company	
	2001	2000	2001	2000
	£	£	£	£
Other debtors	239,272	182,894	222,973	182,894
Prepayments and accrued income	159,603	300,000	142,420	300,000
	398,875	482,894	365,393	482,894

14 Creditors: amounts falling due within one year

	Group		Company	
	2001	2000	2001	2000
	£	£	£	£
Trade creditors	515,992	253,099	480,854	253,099
Taxation and social security	25,967	15,255	25,208	15,255
Accruals	330,294	219,039	164,098	219,039
	872,253	487,393	670,160	487,393

15 Provisions for liabilities and charges

	Group 2001 £	2000 £	Company 2001 £	2000 £
National Insurance Contributions payable on share options				
Balance as at 1 December	345,234	-	345,234	-
Cost capitalised (development expenditure)	21,972	-	21,972	-
(Decrease)/increase for the year	(167,188)	345,234	(167,188)	345,234
	156,074	345,234	156,074	345,234

Provisions relate to National Insurance Contributions which will become payable on exercise of share options. The share options can be exercised as shown in the Note 16. The amount payable is dependent on the company's share price at the date of exercise of the options. The provision has been calculated based on the share price at the balance sheet date of 48.5p (2000: 90p) and the assumption that all employees will exercise the share options and that the rate of NIC is 12.2% (2000: 12.2%).

16 Share capital

The authorised share capital of the Company and the called-up and fully-paid amounts were as follows:

	2001 Number	2001 £	2000 Number	2000 £
Authorised				
Ordinary shares of 1p each	600,000,000	6,000,000	600,000,000	6,000,000
Called-up, issued and fully-paid				
Ordinary shares of 1p each	289,704,502	2,897,045	289,660,252	2,896,603

	1p ordinary shares Number	£
At beginning of year	289,660,252	2,896,603
Issued for cash consideration	44,250	442
At end of year	289,704,502	2,897,045

All shares issued during the year related to the exercise of share options.

16 Share capital (continued)

Employees have been granted options over shares in the Company under the unapproved share option scheme as follows:

2000 Number	Number of Options granted	Number of Options exercised	2001 Number	Exercise price	Exercise Date
44,250	-	(44,250)	-	4.24p	11.10.2000 to 11.01.2010
398,250	-	-	398,250	4.24p	13.01.2002 to 13.01.2010
132,750	-	-	132,750	4.24p	12.01.2002 to 13.01.2010
150,000	-	-	150,000	63.33p	14.05.2002 to 14.05.2010
30,000	-	-	30,000	63.33p	14.08.2000 to 15.05.2010
240,000	-	-	240,000	63.33p	14.05.2003 to 14.05.2010
84,000	-	-	84,000	63.33p	14.08.2000 to 14.05.2010
336,000	-	-	336,000	63.33p	14.05.2003 to 14.05.2010
60,000	-	-	60,000	61.67p	17.08.2000 to 17.05.2010
240,000	-	-	240,000	61.67p	17.05.2003 to 17.05.2010
7,500	-	-	7,500	110.0p	31.10.2000 to 31.07.2010
67,500	-	-	67,500	110.0p	31.07.2003 to 31.07.2010
-	40,000	-	40,000	90.0p	05.12.2001 to 05.12.2010
-	160,000	-	160,000	90.0p	05.12.2003 to 05.12.2010
-	30,000	-	30,000	90.0p	01.12.2001 to 01.12.2010
-	270,000	-	270,000	90.0p	01.12.2003 to 01.12.2010
-	15,000	-	15,000	90.0p	04.11.2001 to 16.10.2010
-	60,000	-	60,000	90.0p	04.11.2003 to 16.10.2010
-	20,000	-	20,000	84.5	02.07.2002 to 02.07.2011
-	90,000	-	90,000	84.5p	02.07.2004 to 02.07.2011
-	90,000	-	90,000	84.5p	02.07.2006 to 02.07.2011
-	10,000	-	10,000	97.0p	21.05.2002 to 21.05.2011
-	90,000	-	90,000	97.0p	21.05.2004 to 21.05.2011
-	8,000	-	8,000	81.5p	10.08.2002 to 10.08.2011
-	32,000	-	32,000	81.5p	10.08.2002 to 10.08.2011
-	20,000	-	20,000	87.0p	02.09.2002 to 02.09.2011
-	100,000	-	10,000	87.0p	02.09.2004 to 02.09.2011
-	40,000	-	40,000	87.0p	02.09.2005 to 02.09.2011
-	40,000	-	40,000	87.0p	02.09.2006 to 02.09.2011
1,790,250	1,115,000	(44,250)	2,861,000		

17 Reserves

The movements on reserves during the year were as follows:

Group	**Share premium account** £	**Profit and loss account** £
At beginning of year	20,209,567	(859,046)
Issue of shares	1,434	-
Loss for the year	-	(1,481,981)
Gain on foreign currency translation	-	117,063
At end of year	20,211,001	(2,223,964)

Company	Share premium account £	Profit and loss account £
At beginning of year	20,209,567	(859,046)
Issue of shares	1,434	-
Loss for the year	-	(797,793)
At end of year	20,211,001	(1,656,839)

18 Movement on equity group shareholders' funds

	2001 £	2000 £
Loss for the financial year	(1,481,981)	(845,628)
Gain on foreign currency translation	117,063	-
Proceeds of share issues		
- Gross	1,876	24,470,743
- Costs	-	(1,497,906)
Net (decrease) increase in equity shareholders' funds	(1,363,042)	22,127,209
Opening equity shareholders' funds	22,247,124	119,915
Closing equity shareholders' funds	20,884,082	22,247,124

19 Reconciliation of Group operating loss to net cash outflow from operating activities

	2001 £	2000 £
Operating loss	(2,388,003)	(933,276)
Depreciation	201,346	12,445
Goodwill amortisation	290,017	-
Increase in stock	(66,656)	-
Increase in debtors	(69,578)	(478,772)
Decrease in creditors	(224,399)	47,877
(Decrease) Increase in provisions (NIC payable on share options)	(189,160)	345,234
Net cash outflow from operating activities	(2,446,433)	(1,006,492)

20 Analysis of cash flows

	2001 £	2000 £
Return on investments and servicing of finance		
Interest received	789,763	83,526
Interest paid	(15,432)	-
	774,331	83,526
Capital expenditure and financial investment		
Purchase of intangible fixed assets	(783,359)	(244,550)
Purchase of tangible fixed assets	(813,670)	(95,863)
	(1,597,029)	(340,413)
Acquisitions and disposals		
Purchase of subsidiary undertakings	(5,300,787)	-
Net overdraft acquired with subsidiary	(787,810	-
	(6,088,597)	-
Financing		
Issue of ordinary share capital	1,876	22,972,837
Management of liquid resources		
Movement in cash placed on term deposit	9,276,997	3,350,000

20 Analysis of cash flows (continued)

Analysis of net funds

	1 December 2000 £	Cashflow £	Acquisitions and disposals £	30 November 2001 £
Cash	18,851,546	(17,825,096)	(807,753)	218,697
Liquid resources	3,350,000	9,276,997	-	12,626,997
Net funds	22,201,546	(8,548,099)	(807,753)	12,845,694

* Liquid resources represent cash deposits placed on money market at weekly and monthly terms.

21 Reconciliation of net cash flow to movement in net funds

	2001 £	2000 £
(Decrease)/Increase in cash in the year	(18,632,849)	18,359,458
Cash inflow from movement in liquid resources	9,276,997	3,350,000
Movement in net funds in the year	(9,355,852)	21,709,458
Net funds at start of year	22,201,546	492,088
Net funds at end of year	12,845,694	22,201,546

22 Financial commitments

a) Operating leases

Annual commitments under non-cancellable operating leases for both the Group and Company are as follows:

	Land and buildings	
	2001 £	2000 £
Expiring in less than one year	12,000	12,000
Expiring between two and five years	938	6,287
Expiring after five years	115,122	-
	128,060	18,287

22 Financial commitments (continued)

Capital commitments are as follows:

	Group		Company	
	2001	2000	2001	2000
	£	£	£	£
Contracted for but not provided for	3,273,235	-	3,273,235	-

23 Derivatives and other financial instruments

The notes to the financial review provide an explanation of the role that financial instruments have had during the year in creating or changing the risks the Company faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the year.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in Financial Reporting Standard (FRS) 13: Derivatives and other financial instruments.

As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Interest rate profile

The Group has no financial assets other than sterling cash of £219,641 (2000: £18,851,546) sterling cash deposits of £12,626,997 (2000: £3,350,000) and Chinese Renminbi of £147,988. The sterling cash deposits comprise deposits placed on money market at weekly and monthly rates.

Currency exposures

There are no currency exposures from transactional sources. Such exposures would be the monetary assets and liabilities of the Group that are not denominated in the operating currency of the operating unit.

Interest rate profile

The Group has no financial assets other than sterling cash of £219,641 (2000: £18,851,546) and sterling cash deposits of £12,626,997 (2000: £3,350,000). The sterling cash deposits comprise cash placed on money market at weekly and monthly rates.

24 Minority interests

	Total
	£
At beginning of year	-
Loss on ordinary activities after taxation	(122,631)
Acquisition of subsidiary undertaking	302,128
Additional capital contributions	484,630
Gain on foreign currency translation	39,021
At end of year	703,148

25 Related party transactions

The Company has no related party transactions other than that disclosed in the Remuneration Report on page 13.

Waterwitch House, Exeter Road, Newmarket, Suffolk CB8 8RX

GMX